

Mail Stop 7010

August 14, 2006

Mr. Shawn K. Poe
Ply Gem Holdings, Inc.
185 Platte Clay Way
Kearney, Missouri 64060

>   **RE: Ply Gem Holdings, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2005**
>   **Filed March 27, 2006**
>   **File #3330114041**

Dear Mr. Poe:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

General

1. It appears to us that you may not have furnished Section 906 certifications with this filing or with other periodic reports in accordance with Item 601(a)(32) of Regulation S-K. Please explain.

Form 10-Q for the quarterly period ended April 1, 2006

Note 2. Purchase Accounting, page 8

2. Please tell us why you classified $2.1 million of third-party charges associated with your acquisition of Alenco as a non-operating expense. In this regard, it is unclear to us if this expense is similar to the $6.4 million transaction fee that you paid as a result of your acquisition of MWM in 2004. It is also unclear to us how you accounted for the $6.4 million fee in your financial statements. Please explain. In addition, please revise future filings to adequately identify and clarify how you account for and classify all related party transactions.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
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Sincerely,

John Cash
Accounting Branch Chief